QUEST CAPITAL CORP.
(the “Company”)

Report of Voting Results pursuant to Section 11.3
of National Instrument 51-102 for the Annual and Special General Meeting of
the Company held on May 27, 2008

Matter Voted Upon	Outcome	Ballot Results, If Any
To elect Robert G. Atkinson as a director	Resolution Passed	N/A
To elect Brian E. Bayley as a director	Resolution Passed	N/A
To elect W. David Black as a director	Resolution Passed	N/A
To elect Stephen C. Coffey as a director	Resolution Passed	N/A
To elect Frank B. Mayer as a director	Resolution Passed	N/A
To elect Dale C. Peniuk as a director	Resolution Passed	N/A
To elect A. Murray Sinclair as a director	Resolution Passed	N/A
To elect Walter M. Traub as a director	Resolution Passed	N/A
To appoint PricewaterhouseCoopers LLP as auditors of the Company	Resolution Passed	N/A
To approve the Amendments to Articles of Continuance	Resolution Passed	55,060,503 (97.67%) in favour 1,314,117 (2.33%) against
To approve By-Law No. 2 (as amended)*	Resolution Passed	N/A

Dated at Vancouver, BC, this 10th day of June, 2008.

QUEST CAPITAL CORP.

“Sandra Lee”

Sandra Lee Secretary

*The amendment was made to provde that the chair of a meeting shall not have a second or casting vote under section 3.11 of the by-law.